TRANSMISSÃO PAULISTA

03 FEB -4 AM 7:21

Data São Paulo, january 23, 2003 *Ref.CT/F/00195/2003*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

03003577

Gentleman/Madam:

We are enclosing a copy of the Abstract of the Minutes of Meeting of the Board of Directors of the Companhia de Transmissão de Energia Elétrica Paulista held on 01/13/2003. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

Manoel Carlos V. Coronado
Assistan to the Financial Directorate and Relations with Investors

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

Rua Bela Cintra, 84
01415-903 - São Paulo - S
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

TRANSMISSÃO PAULISTA

COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

CNPJ No. 02.998.611/0001-04

NIRE No. 35300170571

ABSTRACT OF THE MINUTES OF THE 77th MEETING OF THE BOARD OF DIRECTORS

On January 13, 2003, at 11:00 a.m., duly called by the Chairman of the Board of Directors, according to article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of Companhia de Transmissão de Energia Elétrica Paulista. In compliance with the legal formalities..., the Chairman of the Board of Directors, Mr. Mauro Guilherme Jardim Arce, opened the meeting, justifying the absence of the Councilmembers Mr. Carlos Pedro Jens and Mr. Nereu Ramos Neto. Following, the Chairman of the Board of Directors informed that in the Extraordinary General Shareholders' Meeting held on 12/19/2002, Mr. Fernando Maida Dall'Acqua was elected to compose the Board of Directors, inviting him to sign the Term of Inauguration and start performing his duties. Following, the Chairman of the Board of Directors read the document with the following wording: *"DECISION OF THE BOARD OF DIRECTORS' PRESIDENCY. Mr. Mauro Guilherme Jardim Arce, Chairman of the Board of Directors of Companhia de Transmissão de Energia Elétrica Paulista, using his attributions and before the privileges he is granted "ex-vi" of the Company's Bylaws appoints "ad referendum" of the General Shareholders' Meeting, Mr. Eduardo Refinetti Guardia, Brazilian, married, Master's Degree in Economy, Identity Card (RG) No. 11,329,884, Taxpayer Card (CPF) No. 088,666,638-40, resident and domiciled in this city at Rua Carlos Norberto Souza Aranha, 531, to hold the office of Councilmember of the Board of Directors, for the remaining term of office, that is, up to the Ordinary General Shareholder's Meeting to be held in 2005, being maintained the remuneration established by CODEC – State Capital Defense Council. São Paulo, January 13, 2003. Mauro Guilherme Jardim Arce, Chairman of the Board of Directors".* Following, the Councilmember Eduardo Refinetti Guardia signed the Term of Inauguration and started performing his duties. Taking the opportunity, the Chairman of the Board of Directors welcomed the new Councilmembers, being sure that they will contribute a lot to the performance of the works of the Board of Directors...

These minutes, after approved, were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - Chairman, Ruy Martins Altenfelder Silva, Eduardo Refinetti

Guardia, Fernando Carvalho Braga, Fernando José Tenório Acosta, Fernando Maida Dall'Acqua, Giulia da Cunha Fernandes Puttomatti, Gustavo de Sá e Silva, Lucia Maria Dal Medico, Luiz de Freitas Bueno, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira Barreira, Norberto de Franco Medeiros and Sílvio Aleixo.

São Paulo, January 13, 2003

Mauro Guilherme Jardim Arce Chairman of the Board of Directors	Ligia Ourives da Cruz Ferreira Executive Secretary of the Board of Directors